Exhibit 99.1

Beyond HODL: Why the Capital One-Brex Deal Validates Black Titan’s DAT+ Vision

NEW YORK, February 3, 2026 – If 2024 was the year of the ETF and 2025 was the year of regulatory friction, the first month of 2026 has sent an undeniable signal: The infrastructure wars are over. The utilization era is here.

At Black Titan, we have come to realize that simply holding digital assets on a balance sheet—the “Passive Treasury” model pioneered in the early 2020s—is insufficient for the next cycle. Our intended Digital Asset Treasury Plus (DAT+) framework will be built on the premise that digital assets are not merely stores of value, but productive working capital.

This week, the global market finally caught up to that thesis.

1. The Validation: Institutional Giants Are Buying the Rails

The most significant news of the week—and perhaps the year—is Capital One’s $5.15 billion acquisition of Brex.

For years, skeptics argued that traditional finance (TradFi) would build its own walled gardens. They were wrong. By acquiring Brex, a platform deeply integrated with crypto-native expense management and stablecoin settlements, Capital One has effectively admitted that hybrid financial rails are the future of corporate banking.

This is not an experiment. When a top-tier U.S. bank spends $5B on fintech infrastructure, they are preparing for a world where corporate treasuries move on-chain. This is the exact future Black Titan positioned itself for with our recent $200 million institutional capital raise. While others are just now buying the software, we are already capitalizing the network.

2. The Green Light: Regulatory Clouds Are Parting

Simultaneously, the regulatory headwinds that once paralyzed institutional participation are turning into tailwinds.

●	SEC vs. Gemini: The SEC’s decision this past Friday to drop its lawsuit against Gemini is a watershed moment. It signals a shift from “regulation by enforcement” to “regulation by framework,” specifically de-risking the yield-bearing products that are central to our DAT+ strategy.

●	UK Leadership: Across the Atlantic, the UK’s introduction of its new Statutory Instrument for crypto assets creates a clear legal container for stablecoin issuers.

The message is clear: The “risk” is no longer legal ambiguity; the risk is non-participation.

3. The Engine: DAT+ in an Active Economy

This confluence of events creates the perfect storm for our DAT+ Strategy. Unlike legacy models that treat Bitcoin as a pet rock, DAT+ is designed for active utility:

●	Liquidity Provision: We don’t just hold tokens; we provide the liquidity that platforms like Brex (and now Capital One) will ultimately need to settle transactions.

●	Governance Participation: We don’t just watch protocols; we actively vote and shape the “monetary policy” of the decentralized networks we invest in.

4. The Frontier: The Explosion of “PayFi”

Finally, we are watching the rapid maturation of the Crypto Payments sector, which acts as the “last mile” for our treasury operations. Just this week (Jan 19–25), we saw critical developments:

●	Remittix PayFi: Confirmed for a Feb 9 launch, this platform introduces “programmable payments,” allowing automated crypto-to-fiat triggers that traditional banks cannot match.

●	Stripe & Crypto.com: The rollout of their instant settlement integration for U.S. merchants proves that the friction between “crypto wallet” and “merchant bank account” has effectively vanished.

The Bottom Line The Capital One deal proves the demand is real. The SEC/UK news proves the road is open. And the payments industry proves the tech works.

Black Titan is no longer just “exploring” this space. With our next entrance into DAT+ framework fully operational, we are not just investing in the future of money—we should actively be generating yield from it.

The future is active. Join us.

About Black Titan Corp (NASDAQ: BTTC) Black Titan Corp is a recent digital asset technology company focusing on the DAT+ strategy, utilizing its corporate balance sheet to support, govern, and provide liquidity to decentralized protocols. For more information, please visit https://www.blacktitancorp.com/ttdat.html.

Media & Investor Contact

Czhang Lin

Co-Chief Executive Officer

contact-us@blacktitancorp.com